UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Icon Energy Corp. (the “Company”), issued on March 13, 2025, (i) announcing the Company’s receipt of written notification from The Nasdaq Stock Market indicating that the Company is not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, and (ii) reminding shareholders of the Company’s 2025 Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer

Date: March 13, 2025